FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Rowe, John W.	2. Issuer Name and Ticker or Trading Symbol Exelon Corporation (EXC)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Chairman, President & CEO
(Last) (First) (Middle) 10 South Dearborn Street, 37th Floor	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 01/27/2003
(Street) Chicago, IL 60603		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	01/27/2003		A		38,500(1)	A			D
Common Stock	01/27/2003		F		266	D	$49.61	47,700	D
Common Stock (Deferred Shares)								79,593(2)	I	By Stock Deferral Plan
Common Stock (401k Shares)								1,828(3)	I	By 401(k) Plan
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
NQ Stock Options 01-27-2003	$49.61	01/27/2003		A		175,000		(4)		Common Stock	175,000		175,000	D

Explanation of Responses:

(1) Shares awarded pursuant to the Exelon Long Term Incentive Plan. 1/3 of award vested immediately and were deferred into the Stock Deferral Plan, net of shares withheld and sold to satisfy the tax liability.
(2) Includes 12,833 shares deferred as noted in (1) above net of shares withheld for taxes.
(3) Shares held as of 01/24/2003 in a multi-fund 401(k) Plan to be settled for cash upon the reporting person's termination of employment for any reason on a 1:1 basis. Shares are acquired through regular periodic contributions and the automatic reinvestment of dividends.
(4) Non-qualified stock options vest in 1/4 increments on the first four anniversaries of the grant date (referenced in Column 1) and expire ten years from the grant date unless terminated earlier under the terms of the option plan or grant.

By: /s/ Scott N. Peters, Esq. Attorney in Fact for John W. Rowe **Signature of Reporting Person	01/29/2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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